UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number: 001-34149

CHARDAN 2008 CHINA ACQUISITION CORP.
(Translation of registrant's name into English)

No.2206, A Zone
Chaowai SOHO
No.6B Chaowai Street
Chaoyang District
Beijing 100021
China
Tel: 86-10-84477148
Fax: 86-10-84477246

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On December 18, 2009, Chardan 2008 China Acquisition Corp. (“CACA”) issued a press release informing its shareholders that the shareholder’s meeting to vote on its previously announced proposed acquisition of DAL Group, LLC would take place on January 11, 2010.  The record date for the meeting was set as December 23, 2009.

Where to Find Additional Information

In connection with the proposed acquisition, CACA will prepare a proxy statement that it will file with the SEC under cover of a Form 6-K . When completed, a definitive proxy statement and a form of proxy will be mailed to the stockholders of CACA seeking their approval of the transaction. Before making any voting decision, CACA’s stockholders are urged to read the proxy statement regarding the proposed acquisition carefully and in its entirety because it will contain important information about the proposed acquisition. CACA’s stockholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the U.S. Securities and Exchange Commission from the Commission’s website at http://www.sec.gov. CACA’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by mail to Chardan 2008 China Acquisition Corp., c/o Chardan Capital, LLC, 402 W. Broadway, Ste. 2600, San Diego, CA  Attn: Jane Linquist..

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed business combination. Information regarding certain of the Company’s directors and executive officers is available in the Company’s documents filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement filed with the SEC in connection with the proposed business combination.

Exhibits

Exhibit No	Description
99.1	Press Release dated December 18, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 21, 2009

CHARDAN 2008 CHINA ACQUISITION CORP.

By:	/s/ Xiaosong Zhong
Name:	Xiaosong Zhong
Title:	Chief Financial Officer